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SEC FILE NUMBER
8- 26731

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RESRV PARTNERS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 BROADWAY - 32nd FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10001 (Zip Code)

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARTHUR BENT (212) 401-5
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANFORD BECKER & CO., PC
(Name — *if individual, state last, first, middle name*)

1430 BROADWAY 6TH FLOOR (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 28 2003 SECTION

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/17/03

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, ARTHUR BENT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RESRV PARTNERS, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Treasurer and Asst Secretary
Title

[signature]
Notary Public

LEONARD F. WALLACE
Notary Public, State of New York
No. 02WA4825763
Qualified in Westchester County
Commission Expires March 30, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) Reconciliation between audited and unaudited computation of Net Capital under Part IIA Filing

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RESRV PARTNERS, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
ON PART IIA OF FORM X-17A-5

YEAR ENDED DECEMBER 31, 2002

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK

RESRV PARTNERS, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
ON PART IIA OF FORM X-17A-5

YEAR ENDED DECEMBER 31, 2002

RESERV PARTNERS, INC.

December 31, 2002

CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Resrv Partners, Inc.
New York, NY

We have audited the accompanying statement of financial condition of Resrv Partners, Inc. as of December 31, 2002 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Resrv Partners, Inc. as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules listed on the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exhange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
February 14, 2003

Sanford Becker & Co. PC

FOCUS REPORT

FORM X-17A-5

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

10/85

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER

RESRV PARTNERS, INC. [13]

SEC FILE NO

8-26731 [14]

FOR FIRM ID NO

010273 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

1250 BROADWAY - 32ND FLOOR [20]

(No and Street)

FOR PERIOD BEGINNING (MM/DD/YY)

01/01/02 [24]

AND ENDING (MM/DD/YY)

12/31/02 [25]

NEW YORK [21]	NY [22]	10001 [23]
(City)	(State)	(Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. ARTHUR BENT [30]

(Area Code) - Telephone No.

(212) 401-5500 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT

OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______________ day of ______________ 19______

Manual Signatures of

1)______________________________
Principal Executive Officer or Managing Partner

2)______________________________
Principal Financial Officer or Partner

3)______________________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

RESRV PARTNERS, INC. | N | 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

As of (MM/DD/YY) 12/31/02 [99]
SEC FILE NO. [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	1,785,677	200			1,785,677	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300		550		810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities	150,253	418				
B. Debt Securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430			150,253	850
5. Securities and/or other investments not readily marketable:						
A. At cost .... [ ] 130						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements an partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities [ ] 150						
B. Other securities [ ] 160						
7. Secured demand notes:		470		640		89(
Market value of collateral:						
A. Exempted securities [ ] 170						
B. Other securities [ ] 180						
8. Membership in exchanges:						
A. Owned, at market [ ] 190						
B. Owned, at cost				650		
C. Contributed for use of the company at market value				660		9(
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		9
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		9
11. Other assets		535		735		9
12. TOTAL ASSETS	1,935,930	540		740	1,935,930	9

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

10/85

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

RESRV PARTNERS, INC. as of 12/31 /02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

LIABILITIES	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		1045		1255		1470
14. Payable to brokers or dealers						
A. Clearance account		1114		1315		1560
B. Other	981,843	1115		1305	981,843	1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased at market value				1360		1620
17. Accounts payable, accrued liabilities expenses and other		1205		1385		1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders [970]						
2. Includes equity subordination (15c3-1(d)) of [980]						
. Securities borrowings, at market value: from outsiders [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders [1000]						
2. Includes equity subordination (15c3-1(d)) of [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	981,843	1230		1450	981,843	1760

Ownership Equity

21. Sole proprietorship		1770
22. Partnership (limited partners [1020])		1780
23. Corporation:		
A. Preferred stock		1791
B. Common Stock	175,000	1792
C. Additional paid-in capital		1793
D. Retained earnings	779,087	1794
E. Total	954,087	1795
F. Less capital stock in treasury	( )	1796
24. TOTAL OWNERSHIP EQUITY	954,087	1800
TOTAL LIABILITIES AND OWNERSHIP EQUITY	1,935,930	1810

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

RESRV PARTNERS, INC.
STATEMENT OF EARNINGS
YEAR ENDED DECEMBER 31, 2002

REVENUE		
Interest		14,763
Fees		92,302
	TOTAL	107,065
EXPENSE		
State and Local Taxes		6,870
	TOTAL	6,870
INCOME BEFORE FEDERAL INCOME TAX		100,195
Deduct: Provision for Federal Income Tax		(7,002)
NET INCOME		107,197

SEE NOTES TO FINANCIAL STATEMENTS

RESRV PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	COMMON STOCK	RETAINED EARNINGS	TOTAL
BALANCE at January 1, 2002	175,000	671,890	846,890
Add:			
Net Income for the Year		107,197	107,197
BALANCE at December 31, 2002	175,000	779,087	954,087

SEE NOTES TO FINANCIAL STATEMENTS

RESRV PARTNERS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash Flows from Operating Activities:		
Net Income		107,197
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Decreases in Amounts Payable to Brokers or Dealers	(433,845)	
Decrease in Receivables from Non-Customers	60,126	(373,719)
Net Cash Used for Operating Activities		(266,522)
Cash Flows from Investing Activities:		
Increase in Securities Owned	(150,253)	
Net Cash Used for Investing Activities		(150,253)
Net Decrese in Cash and Cash Equivalents		(416,775)
Cash and Cash Equivalents at Beginning of Year		2,202,452
Cash and Cash Equivalents at End of Year		1,785,677

SEE NOTES TO FINANCIAL STATEMENTS

RESRVE PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED ECEMBER 31, 2002

(1) Summary of Significant Accounting Policies:
Securities owned are valued at market

The corporation was incorporated in New York State on August 26, 1981 and became registered as a broker-dealer on October 19, 1981.

(2) The corporation and its shareholders have elected effective January 1, 2002 to be treated as a Subchapter S Corporation under applicable Federal and New York State law. Accordingly, no provision has been made for Federal and NY State Corporation taxes.

(3) Net Capital Requirements:
The corporation is subject to the Uniform Net Capital Rule (Rule 15C3-1) of the Securities Act of 1934, which requires the corporation to maintain a ratio of aggregate indebtedness to net capital as defined not exceed 15 to 1. At December 31, 2002 Resrv Partners, Inc. Net Capital was $943, 569 whereas the required Net Capital was $65, 456. The ratio of Aggregate Indebtedness to net Capital was 104% compared to a maximum amount allowable of 1500%.

(4) Nature of Operations:
Resrv Partners, Inc. is a distributor of the Reserve Fund, Inc. portfolios. The corporation is a "Principal Underwriter" for the fund within the meaning of the investment company act of 1940.

(5) Use of Estimates in the preparation of financial statements:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(6) The corporation maintains cash in bank accounts which at times may exceed federally insured limits.

(7) The corporation is exempt under Rule 17a(5)(d)(4) the computation of Net Capital and aggregate indebtedness as of December 31, 2002 shows no material differences from corresponding unaudited statements filed by Resrv Partners, Inc. as of December 31, 2002.

(8) The corporation is exempt under Rule 15C3-3. We have ascertained that the condition of this exemption was being complied with as of December 31, 2002 and that no facts came to our attention to indicated that the exemption had not been complied with during this period.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

RESRV PARTNERS, INC. as of 12/31 / 02

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition			954,087	3480
Deduct Ownership equity not allowable for net capital			( )	3490
Total ownership equity qualified for net capital			954,087	3500
Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
Total capital and allowable subordinated liabilities			954,087	3530
Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Note B and C)		3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities -proprietary capital charges		3600		
D. Other deductions and/or charges		3610	( )	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			954,087	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities				
1. Exempted securities	10,518	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue concentration		3650		
E. Other (List)		3736	(10,518)	374
10. Net Capital			943,569	375

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

10/85

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

RESRV PARTNERS, INC. as of 12 / 31 / 02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	65,456	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	65,456	3760
14. Excess net capital (line 10 less 13)	878,113	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			981,843	3790
17. Add:				
A. Drafts for immediate credit		3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited		3810		
C. Other unrecorded amounts (List)		3820		3830
19. Total aggregate indebtedness			981,843	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / by line 10) %			104%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1 (d) %				3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	NOT APPLICABLE	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess net capital (line 10 less 24)		3910
26. Net capital in excess of the greater of:		
A. 5% of combine aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5 respondent should provide a list of material non-allowable assets.

SEE NOTES TO **FINANCIAL** STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

RESRV PARTNERS, INC. as of 12/31/02

Exemptive Provisions Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)$ 5,000 capital category as per Rule 15c3-1 .... X [4550]

B. (k) (2)(A)-"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ______ [4335] ______ [4570]

D. (k) (3)-Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type Of Proposed Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be With drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[462
[4630]	[4631]	[4632]	[4633]	[4634]	[463
[4640]	[4641]	[4642]	[4643]	[4644]	[464
[4650]	[4651]	[4652]	[4653]	[4654]	[465
[4660]	[4661]	[4662]	[4663]	[4664]	[466
[4670]	[4671]	[4672]	[4673]	[4674]	[46
[4680]	[4681]	[4682]	[4683]	[4684]	[46
[4690]	[4691]	[4692]	[4693]	[4694]	[46
		TOTAL	[4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

RESRVE PARTNERS, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET VAPITAL RULE 15c3-1 TO CORPORATION'S CORRESPONDING
UNAUDITED FORM X-17A-5 PART IIA FILING
December 31, 2002

Unaudited computation of Net Capital – December 31, 2002 Filing By Broker/Dealer	943,569
Audited Computation of Net Capital – December 31, 2002 Filing By Broker/Dealer	943,569

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT ON INTERNAL CONTROL

Board of Directors
Resrv Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Resrv Fund, Inc., for the year ended December 31, 2002, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17A-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Resrv Partners, Inc., including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17A-3 (a) (ii) and or determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities account for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company n any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Systems.

The management of the company is responsible for establishing and maintaining an internal control structure and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility and safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity

with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in an internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design an operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material witnesses under standards established by American Institute of Certified Public Accountants. A material witness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do accomplish such objectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

New York, New York
February 14, 2003